DENTSPLY International Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in thousands except ratios)	Year Ended December 31,
	2013	2012	2011	2010	2009
Consolidated Earnings:
Pre-tax income from continuing operations	$369,335	$330,679	$256,111	$357,656	$363,356
before adjustment for income or loss from
equity interests

Add fixed charges computed below	72,717	82,186	66,761	37,172	33,210

Net adjustments for capitalized interest	16	52	52	43	45

Consolidated Earnings Available for Fixed Charges	$442,068	$412,917	$322,924	$394,871	$396,611

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$49,625	$56,851	$43,814	$25,089	$21,896

Interest expense - capitalized	160	60	132	22	137

Amortization of deferred financing	4,984	7,045	8,023	428	443

One-third of rental expense representing reasonable approximation of the interest factor	17,948	18,230	14,792	11,633	10,734

Consolidated Fixed Charges	$72,717	$82,186	$66,761	$37,172	$33,210

Consolidated Ratio of Earnings to Fixed Charges	6.08	5.02	4.84	10.62	11.94

(a) Does not include interest related to uncertain tax positions.